Exhibit 99.7

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(unaudited)

March 31, 2019

Q1 Financial Report	1	March 31, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	March 31, 2019	December 31, 2018
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	136,720	137,160
Client and trust funds on deposit	349,229	365,520
Investments [note 8]	175,105	168,122
Accounts receivable and prepaid expenses	177,217	156,798
Income taxes receivable	3,246	8,891
Total current assets	841,517	836,491
Capital assets, net	47,639	44,985
Right-of-use assets [note 2]	50,792	—
Intangibles	3,397,982	3,370,341
Other assets [notes 2 and 8]	49,757	40,399
Total assets	4,387,687	4,292,216
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	239,782	253,518
Current portion of provision for other liabilities [note 5]	11,179	14,591
Dividends payable [note 7]	173,070	175,290
Client and trust funds payable	358,807	370,756
Current portion of lease liabilities [note 2]	11,154	—
Total current liabilities	793,992	814,155
Deferred lease inducement [note 2]	—	11,320
Long-term dividends payable [note 7]	—	43,822
Long-term debt [note 4]	1,528,522	1,503,733
Provision for other liabilities [note 5]	20,062	20,177
Deferred income taxes [notes 2 and 3]	463,539	466,083
Lease liabilities [note 2]	68,388	—
Total liabilities	2,874,503	2,859,290
Equity
Share capital [note 6(a)]	2,098,541	2,125,130
Contributed surplus	27,423	25,270
Deficit [note 2]	(620,106)	(720,600)
Accumulated other comprehensive income	279	277
Total equity attributable to the shareholders of the Company	1,506,137	1,430,077
Non-controlling interests [note 3]	7,047	2,849
Total equity	1,513,184	1,432,926
Total liabilities and equity	4,387,687	4,292,216
(see accompanying notes)

On behalf of the Board of Directors:	William T. Holland Director	Tom P. Muir Director

Q1 Financial Report	2	March 31, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

INCOME AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended March 31

	2019	2018
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	459,457	513,728
Administration fees	52,436	48,100
Redemption fees	3,305	4,224
Realized and unrealized gain (loss) on investments	8,404	(736)
Other income	3,167	8,191
	526,769	573,507

EXPENSES
Selling, general and administrative [note 11]	126,061	132,888
Trailer fees	144,602	161,959
Investment dealer fees	40,842	37,738
Deferred sales commissions	4,605	8,507
Amortization and depreciation [notes 2 and 12]	8,159	4,851
Interest and lease finance [notes 2 and 4]	13,715	9,275
Other	1,632	2,133
	339,616	357,351
Income before income taxes	187,153	216,156

Provision for income taxes
Current	46,426	56,934
Deferred	767	93
	47,193	57,027
Net income for the period	139,960	159,129
Net income (loss) attributable to non-controlling interests	(75)	90
Net income attributable to shareholders	140,035	159,039

Other comprehensive income, net of tax
Exchange differences on translation of foreign operations	2	128
Total other comprehensive income, net of tax	2	128
Comprehensive income for the period	139,962	159,257
Comprehensive income (loss) attributable to non-controlling interests	(75)	90
Comprehensive income attributable to shareholders	140,037	159,167
Basic earnings per share attributable to shareholders [note 6(e)]	$0.58	$0.59
Diluted earnings per share attributable to shareholders [note 6(e)]	$0.58	$0.59
(see accompanying notes)

Q1 Financial Report	3	March 31, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY (unaudited)

For the three-month period ended March 31

	Share capital [note 6(a)]	Contributed surplus	Deficit [note 2]	Accumulated other comprehensive income	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2019	2,125,130	25,270	(730,663)	277	1,420,014	2,849	1,422,863
Comprehensive income	—	—	140,035	2	140,037	(75)	139,962
Dividends declared [note 7]	—	—	2,143	—	2,143	—	2,143
Shares repurchased, net of tax	(26,712)	—	(31,621)	—	(58,333)	—	(58,333)
Business combination [note 3]	—	—	—	—	—	4,273	4,273
Issuance of share capital for equity -based plans, net of tax	123	(123)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	2,276	—	—	2,276	—	2,276
Change during the period	(26,589)	2,153	110,557	2	86,123	4,198	90,321
Balance, March 31, 2019	2,098,541	27,423	(620,106)	279	1,506,137	7,047	1,513,184

Balance, January 1, 2018	2,360,257	22,058	(478,702)	(531)	1,903,082	2,478	1,905,560
Comprehensive income	—	—	159,039	128	159,167	90	159,257
Dividends declared [note 7]	—	—	(93,560)	—	(93,560)	—	(93,560)
Shares repurchased, net of tax	(43,022)	—	(108,781)	—	(151,803)	—	(151,803)
Issuance [note 5]	534	—	—	—	534	—	534
Issuance of share capital for equity -based plans, net of tax	1,735	(1,330)	—	—	405	—	405
Compensation expense for equity-based plans, net of tax	—	1,624	—	—	1,624	—	1,624
Change during the period	(40,753)	294	(43,302)	128	(83,633)	90	(83,543)
Balance, March 31, 2018	2,319,504	22,352	(522,004)	(403)	1,819,449	2,568	1,822,017
(see accompanying notes)

Q1 Financial Report	4	March 31, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended March 31

	2019	2018
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the year	139,960	159,129
Add (deduct) items not involving cash
Realized and unrealized (gain) loss on investments	(8,404)	736
Equity-based compensation	3,056	2,120
Amortization and depreciation	8,159	4,851
Deferred income taxes	767	93
Cash provided by operating activities before net change in operating assets and liabilities	143,538	166,929
Net change in operating assets and liabilities	(22,636)	(86,452)
Cash provided by operating activities	120,902	80,477

INVESTING ACTIVITIES
Purchase of investments	(5,394)	(823)
Proceeds on sale of investments	3,847	9,010
Additions to capital assets	(5,308)	(4,176)
Increase in other assets	(6,941)	(1,334)
Additions to intangibles	(1,107)	(941)
Cash paid to settle contingent liability [note 5]	—	(11,129)
Acquisition of subsidiary, net of cash acquired [note 3]	(23,572)	—
Cash used in investing activities	(38,475)	(9,393)

FINANCING ACTIVITIES
Repayment of long-term debt	(283,500)	—
Issuance of long-term debt	308,000	248,000
Repurchase of share capital	(60,778)	(155,608)
Issuance of share capital	—	405
Payment of lease liabilities	(2,690)	—
Dividends paid to shareholders	(43,899)	(95,399)
Cash used in financing activities	(82,867)	(2,602)
Net (decrease) increase in cash and cash equivalents during the period	(440)	68,482
Cash and cash equivalents, beginning of period	137,160	124,582
Cash and cash equivalents, end of period	136,720	193,064
(*) Included in operating activities are the following:
Interest paid	13,379	9,274
Income taxes paid	40,546	68,458
(see accompanying notes)

Q1 Financial Report	5	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.

CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2018.

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on May 9, 2019.

BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2018.

BASIS OF CONSOLIDATION

The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.

CI’s principal subsidiaries are as follows:

•	CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], First Asset Investment Management Inc. [“First Asset”], BBS Securities Inc. [“BBS”] and their respective subsidiaries.

•	CI holds a controlling 65% interest in Marret Asset Management Inc. [“Marret”] and a 75% interest in WealthBar Financial Services Inc. [“WealthBar”]. A non-controlling interest is recorded in the unaudited interim condensed consolidated statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets.

Q1 Financial Report	6	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

•	CI holds a controlling 83% interest in GSFM Pty Ltd. (“GSFM”) and granted a put option to shareholders for the remaining 17% minority interest. CI considers the non-controlling interest in GSFM to have already been acquired and consolidates 100% of the income and comprehensive income in the consolidated statements of income and comprehensive income. GSFM has an interest in a joint arrangement classified as a joint operation. The unaudited interim condensed consolidated financial statements include GSFM’s recognition of its share of the joint operation’s assets, liabilities, income and comprehensive income.

Hereinafter, CI and its subsidiaries are referred to as CI.

2.	NEW ACCOUNTING STANDARDS

[A] IFRS 16

IFRS 16, Leases [“IFRS 16”], replaces the previous lease standard, IAS 17, Leases [“IAS 17”], and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Effective January 1, 2019, CI adopted IFRS 16 using the modified retrospective approach. Under this approach, CI recognized the lease liability based on the remaining lease payments discounted using CI’s incremental borrowing rate as at January 1, 2019. CI also recognized the right-of-use asset as at the date of initial application, as if IFRS 16 had always been applied since the commencement date of the lease, discounted using CI’s incremental rate of borrowing as at January 1, 2019. Comparative figures were not restated for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are therefore recognized in the opening interim condensed consolidated statement of financial position on January 1, 2019.

The adoption of IFRS 16 will result in CI reporting higher interest and depreciation expenses and lower selling, general and administrative expenses as of the effective date. Non-IFRS measures such as earnings before interest, taxes, depreciation and amortization will be positively impacted as a result.

Upon adoption of IFRS 16, CI recognized lease liabilities in relation to leases previously classified as operating leases under the principles of IAS 17. CI elected to apply the following practical expedients:

•	Apply a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Not recognize leases whose term ends within 12 months of initial application

•	Exclude initial direct costs from the measurement of the right-of-use assets as at the date of initial application

•	Not recognize leases of low value

Q1 Financial Report	7	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

On transition to IFRS 16, CI assessed the classification of its sub-leased properties with reference to the right-of-use asset and concluded that its sub-leased properties previously classified as operating leases under IAS 17 should be accounted for as finance leases under IFRS 16.

The following summarizes the impact of adopting IFRS 16 as at January 1, 2019:

January 1, 2019
$
Assets
Right-of-use assets	52,381
Other assets	2,396
Total assets	54,777
Liabilities
Accounts payable and other liabilities	(1,805)
Current portion of lease liabilities	10,872
Non-current lease liabilities	70,758
Leasehold inducements	(11,320)
Deferred tax liability	(3,665)
Total liabilities	64,840
Deficit	(10,063)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as at December 31, 2018 as follows:

$
Operating lease commitments as at December 31, 2018	90,050
Less:
Lease commitments related to short-term leases	(168)
Add:
Payments in optional extension periods considered reasonably certain to be exercised	4,507
Gross lease liability as at January 1, 2019	94,389
Weighted average incremental borrowing rate as at January 1, 2019	4.2%
Present value of lease liability recognized as at January 1, 2019	81,630

Current lease liabilities	10,872
Non-current lease liabilities	70,758

Q1 Financial Report	8	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

The following is the new accounting policy for leases under IFRS 16:

Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

•	Leases of low value assets; and

•	Leases with a duration of 12 months or less

Right-of-use assets

CI recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term.

Lease liabilities

At the commencement date of the lease, CI recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include in substance fixed payments less any lease incentives receivable, variable payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by CI and payments of penalties for terminating a lease, if the lease term reflects CI exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, CI uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and lease of low-value assets

CI applies the short-term lease recognition exemption to its short-term leases of equipment and property leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). CI also applies the lease of low-value assets recognition exemption to leases of equipment that are considered of low value (i.e. below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Q1 Financial Report	9	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Sub-leases

CI enters into lease agreements as an intermediate lessor with respect to some of its leased properties. When CI is an intermediate lessor, the head lease and the sub-lease are accounted for as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Amounts due from lessees under finance leases are recognized as other assets at the amount of CI’s net investment in the leases. Finance lease income is recognized over the lease term using the effective interest rate. Payments received reduce the net investment in the lease.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

Significant judgment in determining the lease

CI determines the lease term as the non-cancellable term of the lease, together with any period covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

CI has the option, under some of its leases to lease the assets for additional terms. CI applies judgment in evaluation whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, CI reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew.

CI included the renewal period on certain property leases where it expects to exercise such option.

The following shows the carrying amounts of CI’s right-of-use assets and lease liabilities and the movements during the three-month period ended March 31, 2019:

	Right-of-use assets
	Property leases	Equipment leases	Total	Lease liabilities
	$	$	$	$
As at January 1, 2019	50,240	2,141	52,381	81,630
Additions	593	—	593	607
Depreciation expense	(1,935)	(242)	(2,177)	—
Interest expense	—	—	—	836
Payments	—	—	—	(3,526)
Translation	(5)	—	(5)	(5)
As at March 31, 2019	48,893	1,899	50,792	79,542

Q1 Financial Report	10	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI recognized rent expense from short-term leases of $256, leases of low-value assets of $60 and variable lease payments of $3,151 for the three-month period ended March 31, 2019.

Included in other income is finance income of $24 received from sub-leasing right-of-use assets.

[B] IFRIC 23

Effective January 1, 2019, CI adopted IFRIC Interpretation 23, Uncertainty over Income Tax Treatments [“IFRIC 23”], which clarifies the accounting treatment used to reflect uncertainty in the recognition and measurement of income taxes. IFRIC 23 specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

CI has considered the impact of IFRIC 23 on the recognition and measurement of uncertainties over income tax treatments across the jurisdictions in which it operates. CI has determined that there is no cumulative effect to opening deficit, or other appropriate components of equity upon adoption.

3. BUSINESS ACQUISITION

WealthBar Financial Services Inc.

On January 23, 2019, CI completed the acquisition of 75% outstanding shares and debt obligations of WealthBar Financial Services Inc., a leading Canadian online wealth management and financial planning platform, for all cash consideration of $23,653. The acquisition was accounted for using the acquisition method of accounting and the results of operations have been consolidated from the date of the transaction.

Details of the net assets acquired as at January 23, 2019, at preliminary fair value, are as follows:

Q1 Financial Report	11	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

$
Cash and cash equivalents	81
Accounts receivable and prepaid expenses	416
Income taxes receivable	226
Capital assets	113
Right-of-use asset	248
Fund administration contracts	4,000
Intangible - technology	15,000
Accounts payable and accrued liabilities	(375)
Lease liability	(262)
Deferred income taxes	(2,356)
Fair value of identifiable net assets	17,091
Non-controlling interest (25% of identifiable net assets)	(4,273)
Goodwill on acquisition	10,835
Total acquired cost	23,653

The acquired fund administration contracts with a fair value of $4,000 have a finite life of 10 years. The technology acquired has a fair value of $15,000 and an estimated useful life of 10 years. The goodwill on acquisition is not deductible for income taxes. Goodwill of $10,835 relates to the asset administration segment.

4.	LONG-TERM DEBT

Long-term debt consists of the following:

	As at	As at
	March 31, 2019	December 31, 2018
	$	$
Credit facility
Prime rate loan	—	24,500
Banker’s acceptances	308,000	—
LIBOR loan (USD $193,000)	—	259,000
	308,000	283,500

Debentures
$450 million, 2.645% due December 7, 2020	449,152	449,032
$200 million, 2.775% due November 25, 2021	199,336	199,278
$325 million, 3.520% due July 20, 2023	323,376	323,297
$250 million, 3.904% due September 27, 2027	248,658	248,626
	1,220,522	1,220,233
Long-term debt	1,528,522	1,503,733

Credit facility

CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on December 11, 2021. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is within its financial covenants with respect to its credit facility, which requires that the funded debt to annualized EBITDA ratio remains below 3:1 and that CI’s assets under management not fall below $85 billion, calculated based on a rolling 30-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

Q1 Financial Report	12	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

On January 28, 2019, the forward exchange contract entered into on December 24, 2018 with a Canadian chartered bank to pay Canadian dollars $259,690 and receive U.S. dollars $193,666 matured. Hedge accounting was not applied to the forward foreign exchange contract, as the fair value changes are offset in net income with the foreign exchange revaluation of the U.S. denominated debt.

Debentures

On July 20, 2018, CI completed an offering pursuant to which it issued $325,000 principal amount of debentures due July 20, 2023 at par [the “2023 Debentures”]. Interest on the 2023 Debentures is paid semi-annually in arrears at a rate of 3.520%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.

On February 2, 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the debentures due November 25, 2021 for floating rate payments. As at March 31, 2019, the fair value of the interest rate swap agreement was an unrealized loss of $3,232 and is included in long-term debt in the unaudited interim condensed consolidated statements of financial position.

5.	PROVISION FOR OTHER LIABILITIES AND CONTINGENCIES

CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.

CI has made provisions based on current information and the probable resolution of such contingent consideration, claims, proceedings and investigations as well as for amounts payable in connection with business acquisitions and severance. The movement in amounts provided for contingent liabilities and related expenses during the three months ended March 31, 2019 and the year ended December 31, 2018, are as follows:

Q1 Financial Report	13	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

	3 months ended March 31, 2019	Year ended December 31, 2018
	$	$
Provision for other liabilities, beginning of period	34,768	98,595
Additions	—	3,151
Amounts used	(3,401)	(54,838)
Amounts reversed	(126)	(12,140)
Provision for other liabilities, end of period	31,241	34,768
Current portion of provision for other liabilities	11,179	14,591

Provision for other liabilities primarily includes the following:

LITIGATION

CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.

CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the three months ended March 31, 2019, no insurance proceeds were received related to the settlement of legal claims.

PUT OPTION AND CONTINGENT CONSIDERATION

Included in provision for other liabilities as at March 31, 2019, is a provision for the fair value of the put option granted to minority interest shareholders for the acquisition of GSFM of $11,287, including foreign exchange translation adjustments [December 31, 2018 - $11,438].

During the three months ended March 31, 2018, CI made payments of $11,633 [cash - $11,129 and shares - $534] related to contingent consideration that was payable for the First Asset acquisition. As at March 31, 2018, all contingent consideration related to this acquisition was paid.

6.	SHARE CAPITAL

A summary of the changes to CI’s share capital for the period is as follows:

Q1 Financial Report	14	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2017	271,884	2,360,257
Issuance for acquisition of subsidiary	17	534
Issuance of share capital on exercise of share options	58	1,700
Issuance of share capital on vesting of restricted share units	283	5,819
Share repurchases, net of tax	(28,521)	(243,180)
Common shares, balance, December 31, 2018	243,721	2,125,130
Issuance of share capital on vesting of restricted share units	6	123
Share repurchases, net of tax	(3,352)	(26,712)
Common shares, balance, March 31, 2019	240,375	2,098,541

[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN

CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI. CI granted 743 thousand options during the three months ended March 31, 2019 [three months ended March 31, 2018 - 78 thousand options]. The fair value method of accounting is used for the valuation of the 2019 and 2018 share option grants. Compensation expense is recognized over the applicable vesting periods, assuming an estimated average forfeiture rate of 0% - 13% for the options issued during 2019 [2018 - 0%], with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital.

The fair value of the 2019 and 2018 option grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year of grant	2019	2019	2018
# of options granted [in thousands]	213	530	78
Vesting terms	At end of year 5	1/3 at end of years 3, 4 and 5	1/3 at end of years 1, 2 and 3
Dividend yield	3.792%	3.792%	5.044% - 5.085%
Expected volatility (*)	17%	17%	16%
Risk-free interest rate	2.238%	2.182% - 2.238%	2.285% - 2.363%
Expected life [years]	6.8	5.2 - 6.8	2.9 - 3.7
Forfeiture rate	0%	13%	0%
Fair value per stock option	$2.48	$2.23 - $2.48	$2.23 - $2.45
Exercise price	$18.99	$18.99	$28.67

(*) Based on historical volatility of CI’s share price.

Q1 Financial Report	15	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2017	8,073	31.84
Options exercisable, December 31, 2017	5,014	33.03
Options granted	78	28.67
Options exercised (*)	(609)	27.42
Options cancelled	(584)	31.98
Options outstanding, December 31, 2018	6,958	32.18
Options exercisable, December 31, 2018	5,789	32.97
Options granted	743	18.99
Options cancelled	(1,664)	34.96
Options outstanding, March 31, 2019	6,037	29.79
Options exercisable, March 31, 2019	5,154	31.40

(*) Weighted average share price of options exercised was nil during the three months ended March  31, 2019 [year ended December 31, 2018 - $29.54]

Options outstanding and exercisable as at March 31, 2019 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	743	9.9	—
27.44	479	2.9	390
28.63	2,100	1.9	2,083
28.67	51	3.9	17
33.96	2,215	0.9	2,215
34.52	229	0.2	229
35.88	220	1.0	220
18.99 to 35.88	6,037	2.5	5,154

[C] RESTRICTED SHARE UNITS

CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

Q1 Financial Report	16	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

During the three months ended March 31, 2019, CI granted 499 thousand RSUs [three months ended March 31, 2018 - 541 thousand RSUs], including 7 thousand RSUs granted to reflect dividends declared on the common shares [three months ended March 31, 2018 - 6 thousand]. Also during the three months ended March 31, 2019, 6 thousand RSUs were exercised, and 15 thousand RSUs were forfeited [three months ended March 31, 2018 - 2 thousand exercised and 0.1 thousand RSUs forfeited]. During the three months ended March 31, 2019, CI credited contributed surplus for $2,926 related to compensation expense recognized for the RSUs [three months ended March 31, 2018 - $1,860]. As at March 31, 2019, 1,142 thousand RSUs are outstanding [December 31, 2018 - 664 thousand RSUs].

CI uses a Trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the Trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.

[D] DEFERRED SHARE UNITS

The deferred share unit plan [“DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.

During the three months ended March 31, 2019, nil DSUs were granted and nil DSUs were exercised [three months ended March 31, 2018 - 2 thousand DSUs granted and nil exercised]. An expense recovery of $18 was recorded during the three months ended March 31, 2019 [three months ended March 31, 2018 - $(11)]. As at March 31, 2019, included in accounts payable and accrued liabilities, is an accrual of $287 for amounts to be paid under the DSU Plan [December 31, 2018 - $269].

Q1 Financial Report	17	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

[E] BASIC AND DILUTED EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for the three months ended March 31:

[in thousands]	3 months ended March 31, 2019	3 months ended March 31, 2018
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$140,035	$159,039

Denominator:
Weighted average number of common shares - basic	241,947	269,649
Weighted average effect of dilutive stock options and RSU awards (*)	653	321
Weighted average number of common shares - diluted	242,600	269,970

Net earnings per common share attributable to shareholders
Basic	$0.58	$0.59
Diluted	$0.58	$0.59

(*) The determination of the weighted average number of common shares - diluted excludes 6,037 thousand shares related to stock options that were anti-dilutive for the three months ended March 31, 2019 [three months ended March 31, 2018 - 6,870 thousand shares].

[F] MAXIMUM SHARE DILUTION

The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at April 30, 2019:

[in thousands]
Shares outstanding at April 30, 2019	239,143
Options to purchase shares	5,986
RSU awards	1,147
246,276

Q1 Financial Report	18	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

7.	DIVIDENDS

The following dividends were paid by CI during the three months ended March 31, 2019:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2018	January 14, 2019	0.18	43,899
Paid during the three months ended March 31, 2019			43,899

The following dividends were declared but not paid during the three months ended March 31, 2019:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
March 31, 2019	April 15, 2019	0.18	43,268
June 30, 2019	July 15, 2019	0.18	43,268
September 30, 2019	October 15, 2019	0.18	43,267
December 31, 2019	January 15, 2020	0.18	43,267
Declared and accrued as at March 31, 2019			173,070

The following dividends were paid by CI during the three months ended March 31, 2018:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2017	January 15, 2018	0.1175	31,957
January 31, 2018	February 15, 2018	0.1175	31,736
February 28, 2018	March 15, 2018	0.1175	31,706
Paid during the three months ended March 31, 2018			95,399

The following dividends were declared but not paid during the three months ended March 31, 2018:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
March 31, 2018	April 13, 2018	0.1175	31,380
April 30, 2018	May 15, 2018	0.1175	31,379
Declared and accrued as at March 31, 2018			62,759

Q1 Financial Report	19	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

8.	FINANCIAL INSTRUMENTS

The carrying amounts of the financial instruments are presented in the table below and are classified according to the following categories:

	As at	As at
	March 31, 2019	December 31, 2018
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	136,720	137,160
Investments	175,105	168,122
Other assets	9,507	9,507
Amortized cost
Client and trust funds on deposit	349,229	365,520
Accounts receivable	166,801	137,979
Other assets	22,168	23,006
Total financial assets	859,530	841,294

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	11,287	11,438
Amortized cost
Accounts payable and accrued liabilities	222,045	222,233
Provisions for other liabilities	19,954	23,330
Dividends payable	173,070	219,112
Client and trust funds payable	358,807	370,756
Long-term debt	1,528,522	1,503,733
Total financial liabilities	2,313,685	2,350,602

CI’s investments as at March 31, 2019 and December 31, 2018, include CI’s marketable securities comprised of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at March 31, 2019, also include securities owned, at market, consisting of money market, equity securities and bonds. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. Bonds are valued using a market comparison technique to fair value these instruments using observable broker quotes and are classified as Level 2 in the fair value hierarchy. There have been no transfers between Level 1 and Level 2 during the period.

Q1 Financial Report	20	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Investments consist of the following as at March 31, 2019:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	142,839	68,240	70,946	3,653
Securities owned, at market	32,266	32,266	—	—
Total investments	175,105	100,506	70,946	3,653

Investments consist of the following as at December 31, 2018:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	132,953	56,603	72,697	3,653
Securities owned, at market	35,169	35,169	—	—
Total investments	168,122	91,772	72,697	3,653

Included in other assets are long-term private equity strategic investments of $9,507 [December 31, 2018 - $9,507] valued using level 3 inputs.

Included in provision for other liabilities, as at March 31, 2019, is put option payable on non-controlling interest of $11,287 [December 31, 2018 - $11,438] carried at fair value and classified as Level 3 in the fair value hierarchy. Long-term debt as at March 31, 2019, includes debentures with a fair value of $1,233,893 [December 31, 2018 - $1,208,715], as determined by quoted market prices that have been classified as Level 2 in the fair value hierarchy.

Q1 Financial Report	21	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

9.	CAPITAL MANAGEMENT

CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital comprise shareholders’ equity and long-term debt (including the current portion of long-term debt).

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at March 31, 2019, cash and cash equivalents of $17,506 [December 31, 2018 - $20,226] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at March 31, 2019 and December 31, 2018, CI met its capital requirements.

CI’s capital consists of the following:

	As at	As at
	March 31, 2019	December 31, 2018
	$	$
Shareholders’ equity	1,506,137	1,430,077
Long-term debt	1,528,522	1,503,733
Total capital	3,034,659	2,933,810

Q1 Financial Report	22	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

10.	SEGMENTED INFORMATION

CI has two reportable segments: asset management and asset administration. These segments reflect CI’s internal financial reporting and performance measurement.

The asset management segment includes the operating results and financial position of CI Investments, CI Private Counsel LP, First Asset, GSFM and Marret, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds.

The asset administration segment includes the operating results and financial position of WealthBar, BBS and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information as at and for the three-month period ended March 31, 2019 is as follows:

	Asset management	Asset administration	Intersegment eliminations	Total
	$	$	$	$
Management fees	459,457	—	—	459,457
Administration fees	—	95,005	(42,569)	52,436
Other revenue	6,876	8,000	—	14,876
Total revenue	466,333	103,005	(42,569)	526,769

Selling, general and administrative	100,947	25,114	—	126,061
Trailer fees	151,983	—	(7,381)	144,602
Investment dealer fees	—	75,784	(34,942)	40,842
Deferred sales commissions	4,851	—	(246)	4,605
Amortization and depreciation	5,504	2,655	—	8,159
Other expenses	1,479	153	—	1,632
Total expenses	264,764	103,706	(42,569)	325,901

Income before income taxes and non-segmented items	201,569	(701)	—	200,868
Interest and lease finance				(13,715)
Provision for income taxes				(47,193)
Net income for the period				139,960

Identifiable assets	499,331	576,834	—	1,076,165
Indefinite life intangibles
Goodwill	1,310,135	221,430	—	1,531,565
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,589,423	798,264	—	4,387,687

Q1 Financial Report	23	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Segmented information for the three-month period ended March 31, 2018 is as follows:

	Asset management	Asset administration	Intersegment eliminations	Total
	$	$	$	$
Management fees	513,728	—	—	513,728
Administration fees	—	92,003	(43,903)	48,100
Other revenue	3,585	8,094	—	11,679
Total revenue	517,313	100,097	(43,903)	573,507

Selling, general and administrative	108,390	24,498	—	132,888
Trailer fees	170,027	—	(8,068)	161,959
Investment dealer fees	—	73,179	(35,441)	37,738
Deferred sales commissions	8,901	—	(394)	8,507
Amortization and depreciation	3,932	919	—	4,851
Other expenses	2,122	11	—	2,133
Total expenses	293,372	98,607	(43,903)	348,076

Income before income taxes and non-segmented items	223,941	1,490	—	225,431
Interest				(9,275)
Provision for income taxes				(57,027)
Net income for the period				159,129

As at December 31, 2018
Identifiable assets	432,264	558,890	—	991,154
Indefinite life intangibles
Goodwill	1,310,510	210,595	—	1,521,105
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,522,731	769,485	—	4,292,216

11.	SELLING, GENERAL AND ADMINISTRATIVE

Included in selling, general and administrative expenses [“SG&A”] are salaries and benefits of $70,641 for the three months ended March 31, 2019 [three months ended March 31, 2018 - $72,303]. Other SG&A of $55,420 for the three months ended March 31, 2019, primarily includes marketing and information technology expenses as well as professional and regulatory fees [three months ended March 31, 2018 - $60,585].

Q1 Financial Report	24	March 31, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

12. AMORTIZATION AND DEPRECIATION

The following table provides details of amortization and depreciation:

	3 months ended March 31, 2019	3 months ended March 31, 2018
	$	$
Depreciation of capital assets	2,766	2,354
Depreciation of right-of-use assets	2,177	—
Amortization of intangibles	2,926	2,293
Amortization of debenture transaction costs	290	204
Total amortization and depreciation	8,159	4,851

13.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the interim condensed consolidated financial statement presentation in the current period.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Q1 Financial Report	25	March 31, 2019